UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **Announcement - AngloGold Ashanti Q4 2015 Results**



Report

for the quarter and year ended 31 December 2015

Full Year
- ❖ AngloGold Ashanti sees strong gains in earnings and cash flow, despite lower gold price
- ❖ Production of 3.947Moz – at top end of revised guidance range
- ❖ Total cash costs of $712/oz - 9% lower year-on-year
- ❖ All-in-sustaining costs of $910/oz - 11% lower year-on-year
- ❖ All-in costs of $1,001/oz, 10% lower year-on-year
- ❖ Corporate costs $78m down 15% from $92m in 2014
- ❖ Adjusted headline earnings of $49m compared to loss of $1m the prior year
- ❖ Capital expenditure of $857m, down 29% from $1.2bn in 2014
- ❖ Full year free cash flow shows significant improvement to $141m, compared to outflow of $112m in 2014
- ❖ Net debt reduced 30% year-on-year to $2,190m, due to self-help measures

Fourth Quarter
- ❖ Strong production of 997,000oz - ahead of guidance
- ❖ Total cash costs of $663/oz, 7% lower year-on-year and 10% lower quarter-on-quarter
- ❖ International Operations deliver 17% decrease in all-in sustaining costs to $786/oz
- ❖ South African Operations all-in sustaining costs improve 10% year-on-year to $988/oz
- ❖ All-in costs improve 13% year-on-year to $959/oz; All-in sustaining costs 14% lower at $860/oz
- ❖ Strong fourth-quarter free cash flow of $160m

		Quarter ended Dec 2015	Quarter ended Sep 2015	Quarter ended Dec 2014*	Year ended Dec 2015	Year ended Dec 2014*
		US dollar / Imperial				
Operating review						
Gold						
Produced from continuing operations	- oz (000)	**997**	955	1,102	3,830	4,225
Produced from discontinued operations	- oz (000)	**-**	19	54	117	211
Produced continuing and discontinued operations	- oz (000)	**997**	974	1,156	3,947	4,436
Sold from continuing operations	- oz (000)	**1,014**	933	1,117	3,850	4,248
Sold from discontinued operations	- oz (000)	**-**	21	55	115	210
Sold continuing and discontinued operations	- oz (000)	**1,014**	954	1,172	3,965	4,458
Continuing operations						
Price received [1]	- $/oz	**1,104**	1,123	1,202	1,158	1,264
All-in sustaining costs [2]	- $/oz	**860**	937	1,005	910	1,020
All-in costs [2]	- $/oz	**959**	1,024	1,099	1,001	1,114
Total cash costs [3]	- $/oz	**663**	735	715	712	785
Financial review						
Gold income	- $m	**1,024**	946	1,212	4,015	4,952
Cost of sales	- $m	**(812)**	(830)	(999)	(3,294)	(3,972)
Total cash costs [3]	- $m	**606**	640	722	2,493	3,071
Production costs[4]	- $m	**577**	654	762	2,494	3,161
Adjusted gross profit [5]	- $m	**212**	116	213	721	980
Gross profit	- $m	**208**	115	218	714	993
Continuing and discontinued operations						
Profit (loss) attributable to equity shareholders	- $m	**65**	(6)	(58)	(85)	(58)
	- cents/share	**16**	(1)	(14)	(20)	(14)
Headline earnings (loss)	- $m	**53**	3	(71)	(73)	(79)
	- cents/share	**13**	1	(17)	(18)	(19)
Adjusted headline earnings (loss) [6]	- $m	**40**	(52)	(117)	49	(1)
	- cents/share	**10**	(13)	(29)	12	0
Net cash flow from operating activities	- $m	**383**	243	213	1,139	1,220
Free cash inflow / (outflow)	- $m	**160**	(50)	(198)	141	(112)
Capital expenditure	- $m	**223**	207	363	857	1,209

* Cripple Creek & Victor (CC&V) has been disclosed as a discontinued operation and the 2014 comparative results have been restated.

Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note D "Non-GAAP disclosure" for the definition.
3. Refer to note E "Non-GAAP disclosure" for the definition.
4. Refer to note 3 of notes for the quarter and year ended 31 December 2015.
5. Refer to note B "Non-GAAP disclosure" for the definition.
6. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published : 22 February 2016

Quarter 4 2015

ANGLOGOLDASHANTI

Forward looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-Gaap financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



Operations **at a glance**
for the quarter ended 31 December 2015

	Production *			All-in sustaining costs[1] *			Total cash costs[2] *			Adjusted gross profit (loss)[3] *		
	oz (000)	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$/oz	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$/oz	Year-on-year % Variance[4]	Qtr on Qtr % Variance[5]	$m	Year-on-year $m Variance[4]	Qtr on Qtr $m Variance[5]
SOUTH AFRICA	**252**	**(16)**	**-**	**988**	**(10)**	**(16)**	**776**	**(7)**	**(19)**	**34**	**(5)**	**47**
Vaal River Operations	**87**	**(30)**	**(6)**	**1,041**	**1**	**(11)**	**777**	**1**	**(19)**	**9**	**(13)**	**13**
Kopanang	28	(15)	-	1,142	(14)	(17)	908	(10)	(22)	(1)	5	7
Moab	59	(34)	(11)	993	8	(8)	714	4	(18)	10	(18)	7
West Wits Operations	**113**	**(5)**	**5**	**958**	**(15)**	**(20)**	**759**	**(12)**	**(20)**	**16**	**9**	**22**
Mponeng	61	9	13	959	(25)	(25)	722	(24)	(25)	9	13	15
TauTona	52	(17)	(4)	957	(4)	(13)	802	1	(14)	7	(4)	8
Total Surface Operations	**49**	**(13)**	**2**	**893**	**(20)**	**(18)**	**815**	**(8)**	**(17)**	**9**	**(1)**	**11**
First Uranium SA	23	(4)	5	754	(42)	(33)	728	(19)	(25)	4	3	8
Surface Operations	26	(19)	-	1,017	5	(3)	893	3	(10)	5	(4)	3
Other	3	200	(25)	-	-	-	-	-	-	-	-	-
INTERNATIONAL OPERATIONS	**745**	**(7)**	**6**	**786**	**(17)**	**(5)**	**619**	**(9)**	**(6)**	**185**	**(25)**	**44**
CONTINENTAL AFRICA	**366**	**(13)**	**5**	**813**	**(10)**	**(2)**	**676**	**(2)**	**(2)**	**77**	**(44)**	**16**
DRC												
Kibali - Attr. 45%[6]	69	(14)	(4)	669	26	(1)	603	10	(8)	5	(30)	(5)
Ghana												
Iduapriem	56	40	14	972	(22)	5	897	(8)	(13)	2	-	6
Obuasi	8	(83)	(38)	684	(53)	(52)	1,607	61	74	4	8	10
Guinea												
Siguiri - Attr. 85%	71	4	37	957	(2)	(3)	788	(11)	(8)	16	(2)	8
Mali												
Morila - Attr. 40%[6]	7	(53)	-	1,114	19	5	1,082	11	15	(2)	(4)	(3)
Sadiola - Attr. 41%[6]	16	(24)	(6)	1,104	5	50	921	(2)	36	1	1	(3)
Yatela - Attr. 40%[6]	-	(100)	-	-	(100)	-	-	(100)	-	-	(2)	-
Tanzania												
Geita	139	(3)	1	715	(5)	(4)	465	8	(4)	48	(16)	1
Non-controlling interests, exploration and other										3	2	2
AUSTRALASIA	**144**	**(8)**	**7**	**864**	**(13)**	**(2)**	**685**	**(6)**	**(5)**	**31**	**12**	**3**
Australia												
Sunrise Dam	50	(18)	(2)	1,103	(8)	(3)	969	(11)	(3)	2	10	1
Tropicana - Attr. 70%	94	(2)	13	693	(16)	3	512	6	2	33	2	1
Exploration and other										(4)	-	1
AMERICAS	**235**	**4**	**7**	**684**	**(31)**	**(16)**	**490**	**(22)**	**(14)**	**77**	**8**	**25**
Argentina												
Cerro Vanguardia - Attr. 92.50%	72	13	1	778	(26)	(13)	589	(24)	(7)	19	(1)	5
Brazil												
AngloGold Ashanti Mineração	117	(3)	(5)	647	(33)	(7)	432	(24)	(11)	47	2	6
Serra Grande	46	10	84	587	(38)	(46)	435	(24)	(46)	13	6	17
Non-controlling interests, exploration and other										(2)	-	(3)
Continuing operations	**997**	**(10)**	**4**	**860**	**(14)**	**(8)**	**663**	**(7)**	**(10)**			
Discontinued operations												
Cripple Creek & Victor	-	(100)	(100)									
OTHER										**(3)**	**(8)**	**(6)**
Total	**997**	**(14)**	**2**							**216**	**(37)**	**85**
Equity accounted investments included above										(4)	36	11
AngloGold Ashanti										**212**	**(1)**	**96**

* Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.

[1] Refer to note D under "Non-GAAP disclosure" for definition
[2] Refer to note E under "Non-GAAP disclosure" for definition
[3] Refer to note B under "Non-GAAP disclosure" for definition
[4] Variance December 2015 quarter on December 2014 quarter - increase (decrease).
[5] Variance December 2015 quarter on September 2015 quarter - increase (decrease).
[6] Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

FULL YEAR REVIEW

AngloGold Ashanti delivered a solid operating and financial performance for 2015 as it delivered on its 'self-help' measures to reduce debt from internally generated cash flows. The results for the fourth quarter and full year 2015 show the combination of a strong ongoing focus on cost and capital discipline, as well as the operational leverage the company has to weaker currencies and lower oil prices.

Free cash flow of $141m was recorded for the full year, compared with the outflow of $112m in the prior year, despite lower output and a weaker gold price. Cash inflows from operating activities of $1,139m for the year ended 31 December 2015 were only 7% lower than the $1,220m achieved in the prior year, despite an 8% decrease in gold price received and an 11% decrease in production (including discontinued operations).

Borrowings decreased by 26% to $2.74bn from $3.72bn at the end of 2014 and net debt fell by 30% to $2.19bn from $3.13bn at the end of 2014, aided by the sale of CC&V for $819m, as well as tight cost management, which saw full year all-in sustaining costs (AISC) improve by 11% to $910/oz and cost of sales decrease by 17% to $3,294m.

"We've again shown consistency in hitting our production guidance, beating cost estimates, delivering free cash flow and delivering a sharp reduction in net debt levels," Chief Executive Officer Srinivasan Venkatakrishnan said. "We achieved all of that despite lower gold prices."

The 11% decrease in production over 2014 levels to 3.95Moz (including discontinued operations), was due in part to lower output from South Africa following safety related disruptions, the sale of CC&V on 3 August 2015 and the transition of Obuasi to limited operations at the end of 2014. AISC improved 11% over the same period to $910/oz. This compared favourably with revised guidance for the full year of 3.8Moz to 4.0Moz at an AISC of $950/oz to $980/oz. The significant year-on-year improvement in AISC reflects an especially strong delivery from the International Operations which saw their AISC fall by more than 16% to $822/oz. Geita was once again a standout performer in Continental Africa, with AISC of $717/oz, whilst the American operations as a whole had AISC of $792/oz, benefiting from strong fundamental performances combined with a tailwind from weakening currencies, particularly in Brazil. The South African operations struggled due to a combination of lower grades and several safety-related disruptions during the year which resulted in a drop in production to 1.004Moz from 1.22Moz in 2014. The South African operations reported AISC of $1,088/oz, $24/oz or 2% higher than the previous year, reflecting the weaker operating performance which was only partially offset by the weaker Rand.

The company's cost performance reflected improvements in several key areas including direct operating costs, corporate overheads, exploration expenses and capital expenditure. The Project 500 initiative, launched in mid-2013 to save $500m in direct operating costs over 18 months, has surpassed that target and has now been embedded in the International Operations as an ongoing business improvement initiative. The Project 500 team is in the beginning phases of implementing a range of efficiency initiatives at the South African operations in 2016.

Capital expenditure of $857m, which came in below the revised guidance for the year of approximately $900m, represented a 29% decrease compared to $1.2bn in the prior year. This reduction was partially due to favourable exchange rate movements in South Africa, Brazil, Argentina and Australia, as well as planning and design changes at certain sites and fundamental cost savings. Total cash costs of $712/oz improved 9% compared to $785/oz recorded in 2014 and better than the revised guidance of $720/oz to $770/oz. Corporate and marketing costs of $78m were 15% lower year-on-year and below guidance of $95m to $110m, while exploration and evaluation costs of $132m were 7% lower year-on-year and below guidance of $155m to $175m.

The full year ended with an adjusted headline earnings (AHE) of $49m, or 12 US cents per share, compared with an adjusted headline loss of $1m in 2014. The net loss attributable to equity shareholders for the year was $85m compared with a loss of $58m a year earlier.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) was $1,472m, compared to $1,616m in 2014 reflecting the lower production and average price received. Net debt to adjusted EBITDA levels ended the year at 1.49 times, lower than the 1.94 times recorded at the end of 2014, highlighting the success of the deleveraging efforts.

Liquidity remains strong, with $800m available on the US dollar revolving credit facility (RCF), along with A$365m undrawn on the Australian dollar RCF, approximately R2.4bn available from its South African RCF and cash and cash equivalents of $484m as at 31 December 2015.

SAFETY AND SUSTAINABILITY

Safety remains the most pressing challenge for our South African operations, particularly following a regression in performance after a strong record in 2014. Eleven of our colleagues lost their lives in the workplace during 2015, from six the previous year. Significant effort is being expended to not only understand the cause of each of these incidents, but also the root cause of other high potential incidents that could have resulted in fatalities. There has been some success in this regard, with the all-injury frequency rate, the broadest measure of workplace safety, improving to 7.18 per million hours worked, from 7.36 the previous year. In addition, reportable environmental incidents were the lowest recorded in the company's history and the company continues to invest considerable resources to maintain and improve relationships with host communities and governments.

FOURTH-QUARTER REVIEW

The fourth quarter of 2015 saw a robust operating and financial performance, with the continued focus on fundamental cost management aided by weakening currencies across key jurisdictions. Production was ahead of guidance and total cash costs were below guidance resulting in strong free cash flow generation and a marked reduction in net debt, despite the lower gold price.

Free cash flow generation of $160m for the quarter ($34m due to lower taxation and taxation refunds, $67m due to working capital inflows) compared favourably with a $198m outflow in the same quarter last year and an outflow of $50m in the third quarter of 2015. Net cash inflows from operating activities of $383m represented an 80% increase compared to the $213m generated in the fourth quarter of 2014, with strong cost control across all metrics helping offset the weaker gold price. The successful tender offer for the high-yield bond in September, undertaken to repay part of the 8.5% bonds due 2020 ahead of schedule, resulted in a 28% decrease in finance costs year-on-year from $61m in the fourth quarter of 2014, to $44m in the period under review.

Borrowings decreased by $25m, or 1%, to $2,737m and net debt decreased by $101m, or 4%, to $2,190m during the quarter ended 31 December 2015. This does not equate exactly to the free cash flow generation because the long-term natural-gas offtake contracts in Australia (related to the new pipeline that is expected to deliver energy to both Sunrise Dam and Tropicana) are treated as debt in accordance with accounting standards. This was effected during the fourth quarter. The reduction in debt resulted in a net debt to Adjusted EBITDA ratio of 1.49 times, compared with 1.54 times at the end of September 2015. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times under our revolving credit agreements.

Group production was 997,000oz at an average total cash cost of $663/oz, compared to 974,000oz (including discontinued operations) at $735/oz the previous quarter and 1.156Moz at $715/oz in the fourth quarter of 2014. Production guidance for the quarter (which took into account the lower production following the CC&V sale), was 900,000oz to 950,000oz at a total cash cost of $720/oz to $770/oz.

AISC for the group in the fourth quarter was $860/oz, a 14% improvement from the fourth quarter of 2014, reflecting improved production from some operations, ongoing cost and capital allocation discipline and the positive impact of lower oil prices - particularly in Continental Africa and Australia -- as well as weaker currencies in South Africa, Brazil and Australia. All-in costs were 13% lower than the corresponding quarter in 2014, at $959/oz.

Adjusted EBITDA was $388m, a 3% decrease compared to $402m in the fourth quarter of 2014, despite the 8% decline in the average gold price received from $1,202/oz to $1,104/oz, and a 13% reduction in ounces sold over this period. Adjusted EBITDA for the previous quarter was $291m.

Fourth-quarter AHE was $40m, or 10 US cents per share, in the three months ended to 31 December 2015, compared with a negative $52m, or 13 US cents per share, the previous quarter, and a negative $117m, or 29 US cents per share a year earlier in the fourth quarter of 2014. The improvement in AHE compared to the fourth quarter last year was due to lower AISC with the benefit of weaker local currencies and cost saving initiatives, non-recurring Obuasi redundancy costs in 2014, finance cost reductions with the partial take-out of the high yield bond and part repayment of the Australian dollar RCF, partially offset by the 8% lower gold price and lower production.

Profit attributable to equity shareholders from continuing operations for the period of $65m compared with a loss of $40m in the fourth quarter of 2014.

The International operations continued to deliver year-on-year cost reductions in the three months to 31 December 2015, delivering a 17% drop in AISC at $786/oz, compared with $948/oz in the fourth quarter of 2014. This performance was led by the Americas, which reported a 31% year-on-year improvement in AISC to $684/oz.

South Africa started to show a modest recovery from its operational challenges related principally to safety disruptions in the first three quarters of the year. Whilst production was little changed from the third quarter at 252,000oz, AISC of $988/oz was 10% better than the fourth quarter of 2014, and 16% better than the previous quarter.

Weaker local currencies against the US dollar in the fourth quarter of 2015 compared to the fourth quarter of 2014 contributed to the reduction in group operating costs as our currency basket depreciated against the US dollar as follows (average values over the quarter): the South African Rand by 27%, the Australian Dollar by 19%, the Brazilian Real by 51% and the Argentina Peso by 19%. All, with the exception of the Australian Dollar, have continued to weaken relative to the US dollar since the end of 2015.

Total capital expenditure (including equity accounted entities and discontinued operations) during the fourth quarter of 2015 was $223m, compared with $363m (includes $50m for CC&V) in the fourth quarter of 2014 and $207m in the previous quarter. This 39% decrease reflects greater efficiencies, rescheduling of some expenditures, the positive impact of weaker currencies against the US dollar and lower capital requirements at Kibali and Obuasi. Of the total capital spent, project capital expenditure during the quarter amounted to $44m. Capital expenditure was 8% higher in the last quarter of the year, compared to the third quarter mainly due to normal seasonal patterns of investment at our operations, and slower-than-anticipated spending in South Africa, principally due to safety stoppages.

Summary of quarter-on-prior-year-quarter and year-on-year operating and cost improvements:

Particulars	Q4 2015	Q4 2014*	Variation Qtr vs prior yr Qtr	Year Dec 2015	Year Dec 2014*	Variation Year-on-Year
Operating review **Gold**						
Production from continuing operations (kozs)	997	1,102	-10%	3,830	4,225	-9%
Production from discontinued operations (kozs)	-	54	-100%	117	211	-45%
Production from continuing and discontinued operations (kozs)	997	1,156	-14%	3,947	4,436	-11%
Continuing Operations						
Gold price received ($/oz)	1,104	1,202	-8%	1,158	1,264	-8%
Total cash costs ($/oz)	663	715	-7%	712	785	-9%
Corporate & marketing costs ($m) **	19	23	-17%	78	92	-15%
Exploration & evaluation costs ($m)	39	44	-11%	132	142	-7%
All-in sustaining costs ($/oz) ***	860	1,005	-14%	910	1,020	-11%
All-in costs ($/oz) ***	959	1,099	-13%	1,001	1,114	-10%
Adjusted EBITDA ($m)	388	402	-3%	1,472	1,616	-9%
Continuing and discontinued operations						
Cash inflow from operating activities ($m)	383	213	80%	1,139	1,220	-7%
Free cash inflow (outflow) ($m)	160	(198)	181%	141	(112)	226%
Capital expenditure ($m)	223	363	-39%	857	1,209	-29%
Free cash inflow (outflow) excl tender premium, Obuasi redundancies and Rand Refinery loan ($m)	162	(9)	1900%	202	142	42%

*   CC&V has been disclosed as a discontinued operation and the comparative results have been restated.

** Includes administration and other expenses.

*** World Gold Council standard, excludes stockpiles written off.

CORPORATE UPDATE

On 21 December 2015, AngloGold Ashanti announced the termination of the conditional Investment Agreement concluded in September 2015 with Randgold Resources, for a joint venture to redevelop the Obuasi Mine. The proposed investment did not meet Randgold's investment criteria. This decision followed concerted efforts by both companies to improve the project's returns and also to secure an appropriate set of consents from the Government of Ghana, within an ambitious timeframe that would have allowed for a feasibility decision on the redevelopment of the mine in early 2016. Although improvements were identified, these were not sufficient for Randgold to commit to a substantial investment under the prevailing conditions.

Appointment of deputy Chief Operating Officer - International

The International Operations team, under the stewardship of Ron Largent since 2012, has performed with distinction in the most challenging set of market conditions this company has faced. In fact, these operations have set new benchmarks for safety and consistently met or exceeded targets on production, costs and cash flow, ranking among the top suite of assets in the global gold mining industry.

The International portfolio has a wide spread of influence and is clearly crucial to AngloGold Ashanti's future. Ron's team has now set its sights on a new set of challenges, most notably building on the resounding success of the Project 500 initiatives by driving operational excellence and identifying and implementing the next round of sustainable improvements, in order to stay ahead of our peer group. With these factors in mind, Helcio Guerra, currently Senior Vice President: Americas region, has been appointed Deputy Chief Operating Officer: International, effective 1 February 2016. Helcio joined AngloGold Ashanti from a diversified major mining company more than seven years ago, and has worked closely with Ron since then.

Helcio will for the coming months continue with his accountabilities for the Americas Region and appoint his successor in the second half of this year. His additional accountabilities in the new role will include operational effectiveness planning and implementation for all assets in the International Portfolio, business planning and the budget process.

Change to half-yearly reporting

Consistent with the majority of South African domiciled mining companies, AngloGold Ashanti has decided to move to half-yearly reporting. This will result in the disclosures for the three-month periods ending 31 March and 30 September consisting of abbreviated selected operational and financial data. The six-month periods ending 30 June and 31 December will be prepared in terms of IAS 34 (Interim Financial reporting) on a basis similar to the process adopted for interim reporting in prior years.

OPERATING HIGHLIGHTS

The **South African operations** saw a decline in the operational performance in 2015, predominantly due to safety related stoppages resulting in production loss of 112,800oz for the year. During the fourth quarter of 2015, the region produced 252,000oz at a total cash cost of $776/oz compared to the 300,000oz at a total cash cost of $830/oz during the fourth quarter of 2014. The lower volumes were a result of the gradual resumption of operations after safety related stoppages experienced at the end of the third quarter. In the West Wits, Mponeng was most severely affected by the de-risk plan to reduce the mining rate of extraction to address seismicity and ventilation constraints above 120L. Access to the higher-grade levels below the 120 level was still pending as at the end of the fourth quarter. AISC for the quarter were $988/oz, compared to $1,097/oz achieved in the same quarter a year ago. Despite inflationary pressures, year-on-year cost variations reflect cost savings derived from the Project 500 initiative (P500) particularly around labour, consumables and energy, and weaker exchange rates.

At **West Wits**, production was 428,000oz at a total cash cost of $879/oz for the year ended 31 December 2015 compared to 544,000oz at a total cash cost of $804/oz for the year ended 31 December 2014 and 113,000oz at a total cash cost of $759/oz for the quarter ended 31 December 2015 compared to 119,000oz at a total cash cost of $864/oz for the quarter ended 31 December 2014. Whilst Mponeng's year-on-year performance was impacted by safety-related production stoppages as well as delays faced during the year due to de-risking of the operation, production for the quarter improved by 9% and total cash costs were down 24% compared to the fourth quarter of 2014 due to improved production performance and less disruptions, in addition to the benefit of weaker currency exchange rate. The cost optimisation process is ongoing with some savings on labour management, contractor management and power efficiencies achieved to date. TauTona was negatively impacted by a safety stoppage in the previous quarter whereby a seismic related fall-of-ground accident occurred on the 16th September in the 120 level main haulage leading to a slow ramp-up to normalised production rates during the fourth quarter.

At the **Vaal River district** production was 371,000oz at a total cash cost of $867/oz for the year ended 31 December 2015 compared to 453,000oz at a total cash cost of $857/oz for the year ended 31 December 2014. Safety stoppages in the district adversely impacted the mining mix due to equipping delays and lack of access to higher-grade areas. Head grade dropped by 11% year-on-year due to increased dilution in 2015 resulting from an increase in mining widths. Despite the operational challenges and inflationary pressures, Moab's total cash costs increased by only 4% year-on-year to $714/oz due to savings achieved from labour reductions following the integration of Great Noligwa mine with Moab Khotsong mine.

Surface Operations for the year ended December 2015 produced 193,000oz at a total cash cost of $912/oz, compared to 223,000oz at a total cash cost of $941/oz for the year ended 31 December 2014. The decline in production is mainly the result of a reduction in grades in the marginal ore dumps (MOD) material. In an attempt to mitigate this, a project was commissioned at the end of November to screen material ahead of the plant. The P500 project cost savings achieved are expected to continue during 2016 in an endeavour to further improve efficiencies. At Mine Waste Solutions, the Uranium Flotation circuit was temporarily suspended during the fourth quarter to troubleshoot and implement necessary improvements given that these units did not operate at the expected efficiencies. It is anticipated that the plants will resume operations during the first half of 2016.

The **Continental Africa region** produced 1.435Moz at a total cash cost of $678/oz for the year ended 31 December 2015 compared to 1.597Moz at a total cash cost of $783/oz for the year ended 31 December 2014. The AISC was $815/oz for the year ended 31 December 2015, a 16% decline from $968/oz for the year ended 31 December 2014.

In the **Democratic Republic of the Congo,** Kibali produced 289,000oz attributable to AngloGold Ashanti at a total cash cost of $609/oz for the year ended 31 December 2015, compared to the 237,000oz at a total cash cost of $578oz for the year ended 31 December 2014. Production was 22% higher as a result of 23% higher tonnage throughput in the second year of full production at the mine, as plant operations ramped up to design capacity. Total cash costs were 5% higher than the previous year as a result of commissioning of the underground mining operations, partially offset by the small increase in head grade milled. For the fourth quarter of 2015, Kibali's production was 69,000oz at a total cash cost of $603/oz compared to the 80,000oz at a total cash cost of $546/oz during the fourth quarter of 2014. Despite consistent plant operations and continued ramp-up of the mine, production for the quarter was 14% lower as a result of a planned 11% decrease in recovered grade partly offset by 2% higher tonnage throughput. Different ore types and particularly the transition material in the Mengu Hill open pit continued to present recovery challenges, but as the pit deepens and the ore feed stabilises, recovery is expected to improve.

In **Ghana,** Iduapriem produced 193,000oz at a total cash cost of $995/oz for the year ended 31 December 2015 compared to the 177,000oz at a total cash cost of $865oz for the year ended 31 December 2014, reflecting strong performance towards the latter part of the year. During the fourth quarter of 2015, Iduapriem's production increased by 40% year-on-year to 56,000oz as a result of a planned 42% increase in recovered grade due to treatment of higher-grade ore compared with the prior year when lower-grade stockpiles were treated. Total cash costs consequently decreased by 8%, with the beneficial impact of higher gold production partly offset by higher mining costs.

In the **Republic of Guinea,** Siguiri produced 255,000oz at a total cash cost of $827/oz for the year ended 31 December 2015 compared to 290,000oz at a total cash cost of $799/oz for the year ended 31 December 2014. Production decreased 12% year-on-year as a result of a planned 11% drop in recovered grade. Total cash costs were 4% higher year-on-year as a result of the impact of the lower recovered grade. During the fourth quarter of 2015, Siguiri's production increased 4% year-on-year to 71,000oz and total cash costs decreased 11% year-on-year to $788/oz. Results for the fourth quarter of 2015 reflected a 5% increase in recovered grade from the Soloni pit, partly offset by marginally lower tonnage throughput. Total cash costs benefitted from the impact of the higher recovered grades and lower production input costs, particularly lower fuel prices.

In **Mali**, Morila produced 49,000oz at a total cash cost of $698/oz for the year ended 31 December 2015 compared to 44,000oz at a total cash cost of $1,162/oz for the year ended 31 December 2014. Production increased by 11% as a result of a 17% increase in recovered grade from higher grade tonnes sourced from the satellite pit commissioned in the latter part of the previous year, partly offset by a 6% decrease in tonnes treated. Total cash costs decreased by 40% due to higher production volumes, lower production costs and reduced spend on operational activities as mining activities were concluded in the satellite pit in 2015. Sadiola produced 69,000oz at a total cash cost of $818/oz for the year ended 31 December 2015 compared to 85,000oz at a total cash cost of $1,028/oz for the year ended 31 December 2014. Production decreased by 19% due to a planned 19% decrease in recovered grade as there was less available higher-grade, oxide ore. Total cash costs, however, decreased by 20% due to the benefits of cost management initiatives.

Yatela closure has transitioned to the implementation phase with consultation continuing with the relevant regulatory authorities in Mali for full approval of the closure plan and consent to commence the closure activities which are expected to be received in the first quarter of 2016. The current reported quarter's operational performance is therefore not comparable to previous periods.

In **Tanzania**, Geita produced 527,000oz at a total cash cost of $480/oz for the year ended 31 December 2015, compared to 477,000oz at a total cash cost of $599/oz for the year ended 31 December 2014. Production was 10% higher as a result of a planned increase in recovered grade from ore sourced in Nyankanga Cut 7. Total cash costs decreased by 20% primarily due to higher production, efficiency improvements, lower price escalation and weaker fuel prices. The quarter's production decreased by 3% to 139,000oz as a result of a 3% decrease in plant throughput due to planned maintenance and marginally lower recovered grade from Geita Hill West. Total cash costs increased by 8% to $465/oz primarily as a result of the lower production and higher unfavourable inventories movements. Underground mining has commenced at Star & Comet, with the goal of self-funding exploration of the underground potential of the concession and building underground mining capability at the asset. One reef drive is being developed from the pit ramp for underground exploration drilling, while an incline and decline are being developed to stope upper and lower areas of the high grade zone. A total of 8,143m of development is expected over 31 months.

The **Americas** produced 831,000oz at a total cash cost of $576/oz for the year ended 31 December 2015 compared to 785,000oz at a total cash cost of $676/oz for the year ended 31 December 2014. This 6% increase in production was partially offset by the negative impact from Serra Grande's lower production which was mainly due to lower grades feed from the stockpiles. The AISC was $792/oz for the year ended 31 December 2015, a 19% decline from $974/oz for the year ended 31 December 2014.

Cerro Vanguardia produced a record 278,000oz at a total cash cost of $625/oz for the year ended 31 December 2015 compared to 246,000oz at a total cash cost of $692oz for the year ended 31 December 2014. Production for the year was 13% higher than in 2014 and was the highest annual production the mine has achieved in 16 years. The mine's production increase was mainly driven by a planned increase in grade, increased volumes from underground and improved recoveries. The site saw benefits from reduced contractor costs, favourable stockpile movement and currency weakness relative to the dollar, which helped offset inflationary pressure and higher costs related to production from the heap leach.

Brazil's full year production was 553,000oz at a total cash cost of $546/oz compared to 539,000z at a total cash cost of $670/oz for the year ended 31 December 2014. The AISC for the 2015 year was $748/oz compared to $991/oz in 2014. AGA Mineração also continued to improve its performance with a 4% increase in production resulting from higher tonnage and better feed grades from both the Córrego do Sítio and Cuiabá complexes following mine plan changes, offsetting a 3% decrease in production at Serra Grande. For the fourth quarter of 2015, Brazil operations produced 163,000oz at a total cash cost of $433/oz compared to the same level of production at a total cash cost of $566/oz during the fourth quarter of 2014. AISC and AIC were $630/oz and $647/oz respectively, compared to $964/oz and $1,000/oz in the same quarter last year, reflecting higher by-product credits, favourable stockpile movements, and favourable exchange rate effects, partially offset by higher inflation.

In **Australia,** production for the year ended 31 December 2015 was 560,000oz at a total cash cost of $702/oz, compared to 620,000oz at a total cash cost of $804/oz for the year ended 31 December 2014. The AISC for the region was $875/oz for the year ended 31 December 2015 compared to $986/oz for the year ended 31 December 2014. Production decreased 10% year-on-year, largely due to an 18% drop in output at Sunrise Dam, lower mined grades and a 4% decrease in Tropicana production as grades gradually decline in-line with mine plan.

At Sunrise Dam, production continued to be impacted by lower mined grades which in turn resulted in a lower head grade through the mill. However, changes to grade control modelling to improve the prediction of mined grade are now delivering results with three months of good reconciliation. The lower grade is also the result of the transition of the mine from one dominant ore source, GQ, to the next major zone, Vogue, which requires considerable drilling, planning and development work to establish. During the fourth quarter of 2015, underground ore movement continued to improve with 699,000t of ore mined and the processing plant continued to perform well with throughput of 1,005,000t. Total cash costs for the quarter were favourably impacted by lower mining and plant maintenance costs.

Tropicana produced its 1 millionth ounce of gold in December 2015. The throughput rate in the processing plant continued to improve with the plant achieving its highest quarterly tonnage to date of 1,623Mt (at 100%). The high throughput rate for the quarter ended 31 December 2015 offset the lower head grade relative to the same quarter last year. The head grade has decreased by 16% over this period in accordance with the mine plan. Grade mined remained in line with plan, with ongoing excellent reconciliations to the Ore Reserve, and metallurgical recoveries remained steady at approximately 90%. The mill optimisation study continued with the objective of debottlenecking the plant and optimising the performance of existing major equipment to increase throughput to over 7.0 Mtpa.

Broad-spaced exploration drilling continues to test the down dip extensions of the Tropicana and Havana ore bodies to provide data for a mining study to evaluate an alternative low-cost approach to mining a major cutback along the full strike-extent of the ore system.

UPDATE ON PROJECTS

Gas Pipeline Project in Australia. Construction, Commissioning and Practical Completion of the 293km long Eastern Goldfields Pipeline by APA Group (APA) was completed ahead of schedule in the Gas Pipeline Project in Australia. End-of-line facilities at both mines were completed enabling delivery of gas to the power stations. The Sunrise Dam power station was commissioned fully on pipeline gas seven weeks ahead of schedule on the 10th of November 2015. The first four new gas engines at Tropicana were installed, with the first two in commissioning by the end of the quarter, five weeks ahead of schedule.

Kibali mine in DRC. At Kibali, the second phase of the lined tailings storage facility expansion was completed during the quarter, providing additional lined storage capacity for Carbon-In-Leach tailings.

The decline work continues. The total ore produced from underground increased with the planned ramp-up of the underground mine, with a record 295,833t of ore hauled during the quarter, contributing to a total of 803,879t for the year. In total, Kibali completed 10.6km of underground development during 2015.

On the Vertical shaft, there was no vertical or off-shaft development planned for the quarter as the equipping of the crusher and production levels were completed. The headgear changeover was completed during the fourth quarter and all equipment required for remobilising the off-shaft development in the first quarter of 2016 has been installed in the shaft. Capital expenditure for the project (at 100%) for the quarter amounted to $78m and $275m for the year.

Obuasi Project update. Following Randgold Resources announcement not to proceed with the proposed joint venture for the redevelopment of Obuasi Mine, a plan has been developed to finalise the Feasibility Study (FS) and continue with the limited operating phase at a reduced spend. Optimisations to the FS includes metallurgical testwork, firming up the capital estimate, refining the first five years of mining, plus tendering the mining contract. EIS approvals for the project, water treatment plant, and lease reduction remain outstanding.

Siguiri Brownfields Expansion. The Siguiri Mine is predominately an oxide operation with sufficient oxide material (full grade and marginal ore) to maintain production until 2019 with the current processing plant. While the asset base has known deposits of transitional and fresh rock material, the current processing plant does not have the capability to treat this material. A feasibility study was completed to evaluate the business case for converting the Siguiri process plant into a hard rock treatment plant, enabling the treatment of fresh and transitional material containing roughly 1.6Moz of gold and increasing the mine life by a further six years. Under current assumptions the project requires capital of $111m (real). The project is expected to extend the life of mine with approximately 6 years until the current TSF is filled in 2023. All-in sustaining costs for Siguiri are expected to be competitive within the current gold price environment. A decision on this project is expect by the second half of 2016.

The Siguiri concession is a highly prospective area with significant upside beyond the Reserves. The mine has consistently delivered upside through near term exploration, demonstrated by its track record of gold mined from 2004 to 2015 plus current reserve which exceeds the 2004 reserve of 2Moz by 3.9Mozs. The expansion project would solidify Siguiri as a core asset within AngloGold Ashanti's portfolio by extending the mine life and providing a platform to develop satellite deposits, bringing production to just under 10% of the group's production profile by 2018.

Engagement with Government to finalise the Convention is in progress. The detailed design is progressing in parallel and the negotiations with the selected EPCM are ongoing. Long lead items are being scoped. The procurement of power through an IPP approach, continues to ensure power is available to meet the project demands.

Colombia update. The work in Colombia, including the Pre-Feasibility Study for La Colosa, is progressing under a reduced spend programme while maintaining long-term optionality within the country. The most significant milestone achieved during the quarter was the issue of the Gramalote EIA and subsequent operating permit (PTO) which means that the project is fully licensed to build and operate.

TECHNOLOGY AND INNOVATION UPDATE

The technology project has shown significant progress in 2015, having successfully deployed the latest generation reef-boring machine at the TauTona Lower Carbon Leader shaft pillar. The reef-boring cycle times improved from 159 hours per hole to performances of 82 hours per hole, which compares very well to the targeted blue print of 72 hours per hole. The Ultra High Strength Backfill product has also been successfully developed to be able to pump over the required 1,000m distance; a pre-requisite for a full production mining cycle. Progress on the work done that seeks to establish the base for a safe, automated, deep-level underground mining method at AngloGold Ashanti is as follows:

1. Reef Boring

1.1 Small range:
A stage gate to stop drilling was implemented in the third quarter of 2015 given that the undulating nature of the reef plan resulted in the set target of 80% on reef extraction not being achieved. Only one hole was drilled in the last quarter of 2015 after which drilling was discontinued and the machine removed from underground. Site preparation at Savuka was not completed on schedule and the commissioning of the Sandvik machine was delayed. It is expected that commissioning may take place in the first quarter of 2016.

1.2 Medium Range:

Measure	Description	MKIII Machines		MKIV Machine	
		Q3	Q4	Q3	Q4
Quantity	Number of completed holes drilled	26	13	2	5
Quality	Average percentage of hole on reef	70.02%	73.66%	94.39%	98.31%
Machine Availability	Availability is the percentage of time that a machine is available for use, whether required for use or not.	83.74%	76.33%	85.46%	90.12%
Machine Utilisation	Utilisation is the percentage of time that a machine is utilised whilst available.	84.94%	60.45%	81.66%	53.00%
Machine Performance	Average hours per hole drilled (Hrs/hole)	81.95 Hours	99.06 Hours	89.01 Hours	131.39 Hours

Utilisation of the MK IV machine during the fourth quarter regressed due to change of plan to enforce the use of a contained transport system, which negatively affected the machine's performance, imposing constraints on the operation of the collector bin and causing shortages in material cars for the transportation of chippings away from the hole. The collector bin has since been redesigned, modified and returned underground for further trials, which are expected to commence in the first quarter of 2016 and additional material cars have been sourced and delivered.

The MK III machines drilled 13 holes in the fourth quarter of 2015, during which time Rock Engineering made a recommendation to suspend drilling in block 2. This resulted in an unplanned move of the Azikohoho machine to the top reef drive of block 7. Due to this move the machine had to be converted to raise bore mode and the opportunity was also used to install the new mechanical anchoring system for speeding up the set up times.

As part of improving the machine performance, the rod handling system has now been installed on the machine to assist with the installation and removal of the drill rods, scheduled for drilling in the VCR site during the first quarter of 2016. Other MK III machines are expected to be fitted with this system as per the refurbishment programme.

2.   Ore body Knowledge and Exploration

Orebody knowledge and exploration plays a critical part in the mine design of an orebody. Drilling continued during the last quarter of 2015 with the aim to resolve the accuracy and deflection constraints by testing different stabiliser configurations. A total of 5 wet holes were drilled and Trial 7 was completed by the end of the year. The holes are expected to be plotted and analysed and a final analysis is expected to be given in the first quarter of 2016. The manufacturer of the fit for purpose machine, Bohrmeister, could not deliver the machine due to the Christmas break. It is expected that the machine will be delivered and commissioned for drilling in the first quarter of this year.

3.   Ultra High Strength Backfill (UHSB)
Surface trials to pump the UHSB product at a product temperature ranging between 30°C and 35°C over a 1,000m distance were successful.   The VCR plant was successfully constructed on 66 level TauTona mine. Commissioning has commenced and the automation process is expected to be completed during the first quarter of 2016. The Savuka plant has been trialed on surface at RULA and construction is expected to now commence underground once the site is completed.

EXPLORATION UPDATE

Total expensed exploration and evaluation costs (including technology) during the fourth quarter 2015, inclusive of expenditure at equity accounted joint ventures, were $42m ($14m on Brownfield, $5m on Technology, $7m on Greenfield and $16m on pre-feasibility studies), compared to $48m for the same quarter during the previous year.

BROWNFIELDS EXPLORATION

A total of 84,492m of diamond and RC drilling was completed for the year ended 31 December 2015. Capitalised Brownfields exploration during the fourth quarter, inclusive of capital expenditure at equity accounted joint ventures, was $12m compared to $16m for the same quarter last year.

In **South Africa**, three deep surface drilling sites were in operation during the quarter at Mponeng (WUDLs). Drilling of MZA10, Moab Khotsong, was completed in the previous quarter. Site rehabilitation was conducted during the quarter and work on the site has now been completed and the contractor has vacated the site.

In **Tanzania**, exploration drilling focused on Mineral Resource delineation drilling at Geita Hill Underground and Star & Comet (S&C) Deeps, infill drilling at S&C Cut 3 and S&C Underground, as well as Nyankanga Cut 7 & 8. Metallurgical drilling at Matandani pit and geotechnical drilling at S&C UG was also completed. A total of 5,679m was drilled comprising 2,523m RC and 3,156m DD. Mineral Resource delineation drilling at Geita Hill continued with the aim of delineating down-dip extensions of the Geita Hill ore body beyond the current open pit limits.

Star & Comet (S&C) Deeps drilling commenced to delineate extensions to the S&C deposit down dip and along strike for both underground and open pit potential. A total of 3 holes were drilled (238m RC pre-collar and 675m DD tails). One hole (158m) was completed for S&C underground. Pit mapping continued at Nyankanga Cut 7, Geita Hill East and Geita Hill West. In December a seismic's workshop was held on site to review and finalise the 2D seismic survey results and interpretation and commence planning for the 2016 3D survey.

In **Guinea,** at Siguiri Gold mine, a total of 10,362m were drilled. Infill and reconnaissance drilling took place at Bidini North, Bidini South, Sintroko, Sokunu, Kami 'Starter Pit', Soloni and Fatoya South. Fresh rock in-fill drilling was carried out at Bidini. The majority of the drilling was completed at the Bidini North pit with limited drilling in the Bidini South pit.

Reconnaissance drilling at Sintroko was completed which tested the fresh rock potential below the pit. Significant mineralisation was intersected. The drilling confirmed the mineralisation extension in the fresh rock below the central part of Sokunu pit and further drilling is planned. The Fatoya South target was drilled to check for potential NE-SW orientated mineralised extensions to the southeast of Soloni pit. A total of 1,254m were drilled. Results indicate the existence of shallow marginal mineralisation, which would most likely not be economic.

In **Ghana,** at Iduapriem, a total of 2,309m DD and 957m RC was drilled, with the majority at the Bankyem target and limited drilling at the Mile 5 and Block 4S targets. A trenching and drilling programme commenced across the Bankyem target following on the previous programme of mapping and soil geochemistry. Twelve trenches have been excavated to date and have been mapped and sampled with several positive results.   A total of 2,144m DD and 687m RC was drilled and the majority of the holes intersected mineralised reef.

In the **Democratic Republic of the Congo** at Kibali, exploration along the KZ trend focused on priority targets: Sessenge SW, Tete Bakangwe, and Kalimva-Ikamva. Work completed included mapping, trenching, pitting and auger sampling; no DD or RC drilling was undertaken. Mineral Resource estimation was completed on a revised geological model at Megi.

Trenching was completed at Sessenge SW and a review of the results, supported by ground magnetic survey data, have defined 4 target zones. At Tete Bakangwe, trenching, lithosampling and auger results have defined at least three higher grade mineralised lenses. Resource estimation at Megi produced 6.91Mt@1.89g/t for 419,249oz within a $1500 pit shell, of which some 52% is classified as Inferred Mineral Resource. The revised geologic model indicate mineralisation remains open down plunge to the NE, providing exploration upside.

In **Mali**, at Sadiola exploration RC drilling of 3,034m was completed at Sadiola North (1,042m) and Tabakoto (1,992m) to upgrade the oxide Mineral Resource. Mineral Resource at FN (Sadiola North), generated targets between the Sadiola North pit and the FN extensions. Drilling appears to show a low oxide potential but confirmed the existence of low grade sulphide mineralisation along NE structures.

A total of 367m were drilled at Tabakoto to upgrade the Inferred Mineral Resource and resolve the complex geology. An additional 1,626m were completed on the northern and southern extension of the NW trending mineralisation. The drilling campaign confirmed the deep weathering and mineralisation associated with weathered carbonate. Results from the strike extension drilling indicates that there is oxide potential towards the north-west to the S12 target.

In **Argentina**, field work continued, including trenching and channel sampling, as the focus for the quarter to advance targets to a drill stage. All drilling programmes for the year were completed in September.

In **Brazil**, exploration continued at the Cuiaba, Lamego and CdS production centres for AGABM with 24,165m drilled during the quarter from the combined surface and underground drilling programmes. Geological modelling continued for near-mine target generation studies. At Serra Grande, 5,360m were drilled as part of the Mineral Resource conversion programme. Mapping and sampling work continued for drilling target delineation.

In **Colombia**, drilling continued to test targets within the Gramalote JV tenements. The infill drilling progressed in the saprolite horizon. 1,830m were completed during the quarter. At La Colosa, 1,760m were drilled during the quarter as the site investigation, hydrology, geotechnical, and limited Mineral Resource conversion drilling continued. The Quebradona programme continued with 800m drilled during the quarter. The focus remains on infill and delineation drilling for higher grade copper-gold mineralisation in the upper portion of the deposit.

At Sunrise Dam in **Australia**, all exploration was focussed on Mineral Resource extension for the underground (13,430m). A total of 42 significant intercepts were returned. Drilling targeted Vogue South extensions, Cosmo North and Cosmo East extensions, Carey Shear extensions and infill and Ulu Steeps extensions and infill.

High grade results seen in Vogue South continue to extend the Vogue ore body down plunge to the south with a number of holes exhibiting visible gold in quartz carbonate veins. All assay results have been returned for Cosmo North and Cosmo East extensions, with encouraging intercepts reported in the Cosmo North extensional area. Dolly Corridor drilling, targeting down plunge extensions has returned some significant intercepts. Results from the first few holes drilled, targeting Carey Shear were returned and show very encouraging intercepts within the Carey Shear zone. Review and drill planning continues on all these target areas.

At Tropicana, drilling continued in the immediate mine environs, with diamond holes testing targets at the Tropicana Pit Extensions, Swizzler and Havana South areas. A total of 4,255m of RC and 9,093m of DD drilling were completed. Work continues to test down dip extensions to known mineralisation at the Tropicana pit, the saddle area between Tropicana Pit and the Havana Pit (Swizzler), plus down-dip at the Havana South deposit.

Regional drilling was also completed with 1,199m of RC and 114.5m DD drilling at Apocalypse and Voodoo Child prospects that are north of the Tropicana Gold Mine within a 50km radius.

GREENFIELDS EXPLORATION

During the fourth quarter of 2015, focussed Greenfields exploration activities were undertaken in Australia and Colombia. Greenfields Exploration completed 2,807m of diamond and RC drilling. Total expenditure for the quarter was $7m.

In **Colombia**, drilling continued on the Guintar project (AGA 100%) situated 40km west of Medellin. Seven holes for 2,807m were completed with a majority of results awaited. A 3D IP geophysical survey was conducted adjacent to the drilled area and indicates a strong chargeability anomaly associated with a surface epithermal geochemical anomaly. Reconnaissance work was conducted in other locations within Antioquia province.

In **Australia**, at the Tropicana JV (AGA 70%) remaining assays were returned for diamond drilling at the Madras and Masala Prospects. A 3D geological model for Madras and a revised 1:20K scale geology and domain map were generated. Responsibility for all Tropicana JV tenements (except Oak Dam) is expected to be transferred to the Brownfields exploration team starting in 2016.

At the Mullion Project in New South Wales (AGA 100%), diamond drilling results from last quarter's campaign returned disappointing low tenor results.

Project generation activities were undertaken in **Colombia, Australia, Brazil, USA, and Tanzania.**

See the Exploration Update document and the company website: www.anglogoldashanti.com for more details on both Brownfields and Greenfields exploration programmes conducted during the quarter and year ended 31 December 2015.

OUTLOOK

Year

Production guidance for 2016 year is estimated to be between 3.6Moz to 3.8Moz. Total cash costs are estimated to be between $680/oz and $720/oz and all-in sustaining costs between $900/oz and $960/oz at average exchange rates against the US dollar of 15.00 (Rand), 4.00 (Brazil Real), 0.70 (Aus$) and 14.90 (Argentina Peso), with oil at $35/bl average for the year, based on market expectations.

Capital expenditure is anticipated to be between $790m and $850m. Corporate and marketing costs are estimated to be between $75m and $90m and expensed exploration and study costs including equity accounted investments at $130m to $150m. Depreciation and amortisation is forecast at $820m and interest and finance costs are expected to be $190m (income statement) and $175m (cash flow statement).

Both production and cost estimates assume neither labour interruptions, power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2014, filed with the United States Securities and Exchange Commission.

MINERAL RESOURCE AND ORE RESERVE

The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the JORC code the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that, excluding the disposal of CC&V, none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.

GOLD PRICE

The following local prices of gold were used as a basis for estimation in the December 2015 declaration:

	Gold Price US$/oz	Local prices of gold			
		South Africa ZAR/kg	Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz
2015 Ore Reserve	1 100	431 000	1 436	3 360	10 143
2015 Mineral Resource	1 400	450 000	1 704	3 501	10 788

The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price forecasts which are prepared in-house.

MINERAL RESOURCE

The total Mineral Resource decreased from 232.0 million ounces (Moz) in December 2014 to 207.8Moz in December 2015. A gross annual decrease of 7.2Moz occurred before depletion and disposals, while the net decrease after allowing for depletion and disposals is 24.2Moz. Changes in economic assumptions from December 2014 to December 2015 resulted in 13.4Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of 6.6Moz. Depletion from the Mineral Resource for the year totalled 4.9Moz and the sale of CC&V and Mongbwalu totalled 12.3Moz. The Mineral Resource has been estimated at a gold price of US$1,400/oz (2014: US$1,600/oz).

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2014		**232.0**
Disposal	CC&V	-9.8
	Mongbwalu	-2.5
	Sub Total	**219.7**
Depletion		-4.9
	Sub Total	**214.8**
Additions		
Obuasi	Historic data recapture and re estimation of the Mineral Resource in critical areas.	0.7
Sunrise Dam	Increased gold price on the back of a weakening AUD and additions from underground RC grade control drilling.	0.6
Other	Additions less than 0.5Moz.	1.5
	Sub Total	**217.6**

Reductions		
Kopanang	Cost increases and some economic write-off of Mineral Resource.	-0.5
Moab Khotsong	Cost increases and some economic write-off of Mineral Resource.	-0.8
Iduapriem	The gold price reductions were partially countered by new Mineral Resource additions.	-0.8
Geita	Increased costs and a reduced price.	-1.8
La Colosa	The reduced gold price and the introduction of a revised Mineral Resource classification system.	-4.7
Other	Reductions less than 0.5Moz	-1.2
Mineral Resource as at 31 December 2015		**207.8**

Rounding of numbers may result in computational discrepancies.

ORE RESERVE

The AngloGold Ashanti Ore Reserve reduced from 57.5Moz in December 2014 to 51.7Moz in December 2015. This gross annual decrease of 5.8Moz includes depletion of 4.3Moz and the sale of CC&V 3.7Moz. The balance of 2.2Moz additions in Ore Reserve, results from changes in economic assumptions between 2014 and 2015 which resulted in additions of 0.1Moz to the Ore Reserve, whilst exploration and modelling changes resulted in further additions of 1.6Moz. Other factors resulted in a further 0.5Moz increase. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2014: US$1,100/oz).

ORE RESERVE		**Moz**
Ore Reserve as at 31 December 2014		**57.5**
Disposal – CC&V		-3.7
	Sub Total	**53.8**
Depletion		-4.3
	Sub Total	**49.5**
Additions		
Iduapriem	Exploration success and mine optimisation as well as the addition of new areas such as the spent heap leach and Block 5	0.8
Obuasi	Updated Feasibility study and introduction of a revised mining method for narrow lodes and inclusion of Cote D'or	0.5
Other	Additions less than 0.3Moz	1.4
	Sub Total	**52.2**
Reductions		
Kopanang	Revised mining strategy in order to maximise the cash flow.	-0.4
Other	Reductions less than 0.3Moz	-0.1
Ore Reserve as at 31 December 2015		**51.7**

Rounding of numbers may result in computational discrepancies.

BY-PRODUCTS

Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include 53.7kt of uranium oxide from the South African operations, 0.29Mt of sulphur from Brazil and 26.0Moz of silver from Argentina.

COMPETENT PERSONS

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and is detailed in the 2015 Mineral Resource and Ore Reserve document.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:

- Mineral Resource and Ore Reserve at Tropicana
- Mineral Resource and Ore Reserve at AGA Mineracao Cuiaba and Lamego
- Mineral Resource and Ore Reserve at Geita
- Mineral Resource and Ore Reserve at Siguiri

The external reviews were conducted by the following companies: Golder Associates (Tropicana), Optiro (AGA Mineracao Cuiaba and Lamego, Geita and Siguiri). Certificate of competence documentation has been received from all companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 28 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

Gold as at 31 December 2015	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	135.26	2.21	299.25	9.62
	Indicated	924.28	1.93	1 787.99	57.49
	Inferred	45.98	10.45	480.50	15.45
	Total	**1 105.52**	**2.32**	**2 567.74**	**82.55**
Continental Africa	Measured	35.85	0.85	30.56	0.98
	Indicated	436.26	2.97	1 295.50	41.65
	Inferred	166.29	2.93	488.04	15.69
	Total	**638.40**	**2.84**	**1 814.10**	**58.32**
Australasia	Measured	32.96	1.23	40.66	1.31
	Indicated	90.04	2.11	190.41	6.12
	Inferred	23.09	2.46	56.76	1.82
	Total	**146.09**	**1.97**	**287.83**	**9.25**
Americas	Measured	47.31	3.17	149.96	4.82
	Indicated	1 044.65	0.95	993.47	31.94
	Inferred	904.38	0.72	648.91	20.86
	Total	**1 996.35**	**0.90**	**1 792.34**	**57.63**
AngloGold Ashanti total	Measured	251.39	2.07	520.43	16.73
	Indicated	2 495.24	1.71	4 267.37	137.20
	Inferred	1 139.74	1.47	1 674.21	53.83
	Total	**3 886.37**	**1.66**	**6 462.01**	**207.76**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

Gold as at 31 December 2015	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Measured	13.67	14.81	202.48	6.51
	Indicated	255.20	3.26	831.77	26.74
	Inferred	15.28	16.44	251.16	8.08
	Total	**284.15**	**4.52**	**1 285.41**	**41.33**
Continental Africa	Measured	2.16	3.15	6.80	0.22
	Indicated	216.40	3.29	712.48	22.91
	Inferred	162.41	2.98	483.58	15.55
	Total	**380.97**	**3.16**	**1 202.86**	**38.67**
Australasia	Measured	7.01	0.77	5.40	0.17
	Indicated	63.61	2.04	129.72	4.17
	Inferred	23.09	2.46	56.76	1.82
	Total	**93.71**	**2.05**	**191.88**	**6.17**
Americas	Measured	31.52	3.15	99.20	3.19
	Indicated	1 031.00	0.89	917.06	29.48
	Inferred	900.97	0.70	632.91	20.35
	Total	**1 963.49**	**0.84**	**1 649.16**	**53.02**
AngloGold Ashanti total	Measured	54.37	5.77	313.88	10.09
	Indicated	1 566.21	1.65	2 591.03	83.30
	Inferred	1 101.74	1.29	1 424.41	45.80
	Total	**2 722.32**	**1.59**	**4 329.31**	**139.19**

Rounding of figures may result in computational discrepancies.

ORE RESERVE BY REGION (ATTRIBUTABLE)

Gold as at 31 December 2015	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
South Africa	Proved	123.91	0.62	76.85	2.47
	Probable	698.29	1.05	736.09	23.67
	Total	**822.20**	**0.99**	**812.93**	**26.14**
Continental Africa	Proved	32.36	0.70	22.52	0.72
	Probable	218.92	2.63	576.65	18.54
	Total	**251.27**	**2.38**	**599.17**	**19.26**
Australasia	Proved	25.95	1.36	35.27	1.13
	Probable	26.43	2.30	60.69	1.95
	Total	**52.38**	**1.83**	**95.96**	**3.09**
Americas	Proved	12.22	2.32	28.42	0.91
	Probable	16.04	4.45	71.28	2.29
	Total	**28.26**	**3.53**	**99.70**	**3.21**
AngloGold Ashanti total	Proved	194.45	0.84	163.05	5.24
	Probable	959.67	1.51	1 444.71	46.45
	Total	**1 154.12**	**1.39**	**1 607.76**	**51.69**

Rounding of figures may result in computational discrepancies.

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146

Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

Independent auditor's review report on the Condensed Consolidated Financial Statements for the quarter and twelve months ended 31 December 2015 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 16 to 30, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and twelve months then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and twelve months ended 31 December 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton

Johannesburg, South Africa
18 February 2016

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita

Group **income statement**

US Dollar million	Notes	Quarter ended December 2015 Reviewed	Quarter ended September 2015 Restated Reviewed	Quarter ended December 2014 Restated Reviewed	Year ended December 2015 Reviewed	Year ended December 2014 Restated Reviewed
Revenue	2	**1,061**	987	1,257	4,174	5,110
Gold income	2	**1,024**	946	1,212	4,015	4,952
Cost of sales	3	**(812)**	(830)	(999)	(3,294)	(3,972)
(Loss) gain on non-hedge derivatives and other commodity contracts		**(4)**	(1)	5	(7)	13
Gross profit		**208**	115	218	714	993
Corporate administration, marketing and other expenses		**(19)**	(13)	(23)	(78)	(92)
Exploration and evaluation costs		**(39)**	(33)	(44)	(132)	(142)
Other operating expenses	4	**(29)**	(23)	(7)	(96)	(28)
Special items	5	**(1)**	(76)	(182)	(71)	(260)
Operating profit (loss)		**120**	(30)	(38)	337	471
Interest received	2	**8**	6	6	28	24
Exchange (loss) gain		**(6)**	11	5	(17)	(7)
Finance costs and unwinding of obligations	6	**(49)**	(65)	(67)	(245)	(276)
Fair value adjustment on $1.25bn bonds		**14**	118	63	66	(17)
Share of associates and joint ventures' profit (loss)	7	**23**	6	22	88	(25)
Profit (loss) before taxation		**110**	46	(9)	257	170
Taxation	8	**(42)**	(54)	(28)	(211)	(225)
Profit (loss) after taxation from continuing operations		**68**	(8)	(37)	46	(55)
Discontinued operations						
Profit (loss) from discontinued operations	9	**-**	4	(18)	(116)	16
Profit (loss) for the period		**68**	(4)	(55)	(70)	(39)
Allocated as follows:						
Equity shareholders						
- Continuing operations		**65**	(10)	(40)	31	(74)
- Discontinued operations		**-**	4	(18)	(116)	16
Non-controlling interests						
- Continuing operations		**3**	2	3	15	19
		68	(4)	(55)	(70)	(39)
Basic earnings (loss) per ordinary share (cents)[1]						
Earnings (loss) per ordinary share from continuing operations		**16**	(2)	(10)	8	(18)
Earnings (loss) per ordinary share from discontinued operations		**-**	1	(4)	(28)	4
Basic earnings (loss) per ordinary share (cents)		**16**	(1)	(14)	(20)	(14)
Diluted earnings (loss) per ordinary share (cents) [2]						
Earnings (loss) per ordinary share from continuing operations		**16**	(2)	(10)	8	(18)
Earnings (loss) per ordinary share from discontinued operations		**-**	1	(4)	(28)	4
Diluted earnings (loss) per ordinary share (cents)		**16**	(1)	(14)	(20)	(14)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and year ended 31 December 2015 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the quarter and year ended 31 December 2015 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Group **statement of comprehensive income**

US Dollar million	Quarter ended December 2015 Reviewed	Quarter ended September 2015 Restated Reviewed	Quarter ended December 2014 Restated Reviewed	Year ended December 2015 Reviewed	Year ended December 2014 Restated Reviewed
Profit (loss) for the period	**68**	(4)	(55)	(70)	(39)
Items that will be reclassified subsequently to profit or loss:					
Exchange differences on translation of foreign operations	**(93)**	(188)	(67)	(371)	(201)
Share of associates and joint ventures' other comprehensive income	**1**	-	-	1	-
Net (loss) gain on available-for-sale financial assets	**(2)**	(5)	1	(14)	-
Release on impairment of available-for-sale financial assets	**-**	4	1	9	2
Release on disposal of available-for-sale financial assets	**(1)**	-	(1)	(3)	(1)
Deferred taxation thereon	**-**	-	(1)	1	(1)
	(3)	(1)	-	(7)	-
Items that will not be reclassified subsequently to profit or loss:					
Actuarial gain (loss) recognised	**14**	(2)	(31)	17	(22)
Deferred taxation thereon	**(2)**	-	8	(3)	6
	12	(2)	(23)	14	(16)
Other comprehensive loss for the period, net of tax	**(83)**	(191)	(90)	(363)	(217)
Total comprehensive loss for the period, net of tax	**(15)**	(195)	(145)	(433)	(256)
Allocated as follows:					
Equity shareholders					
- Continuing operations	**(18)**	(201)	(130)	(332)	(291)
- Discontinued operations	**-**	4	(18)	(116)	16
Non-controlling interests					
- Continuing operations	**3**	2	3	15	19
	(15)	(195)	(145)	(433)	(256)

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Notes	As at December 2015 Reviewed	As at September 2015 Restated Reviewed	As at December 2014 Audited
ASSETS				
Non-current assets				
Tangible assets		**4,058**	4,173	4,863
Intangible assets		**161**	165	225
Investments in associates and joint ventures		**1,465**	1,459	1,427
Other investments		**91**	103	126
Inventories		**90**	94	636
Trade and other receivables		**13**	14	20
Deferred taxation		**1**	-	127
Cash restricted for use		**37**	35	36
Other non-current assets		**18**	23	25
		5,934	6,066	7,485
Current assets				
Other investments		**1**	2	-
Inventories		**646**	688	888
Trade, other receivables and other assets		**196**	222	278
Cash restricted for use		**23**	18	15
Cash and cash equivalents		**484**	399	468
		1,350	1,329	1,649
TOTAL ASSETS		**7,284**	7,395	9,134
EQUITY AND LIABILITIES				
Share capital and premium	12	**7,066**	7,063	7,041
Accumulated losses and other reserves		**(4,636)**	(4,623)	(4,196)
Shareholders' equity		**2,430**	2,440	2,845
Non-controlling interests		**37**	35	26
Total equity		**2,467**	2,475	2,871
Non-current liabilities				
Borrowings		**2,637**	2,691	3,498
Environmental rehabilitation and other provisions		**847**	908	1,052
Provision for pension and post-retirement benefits		**107**	124	147
Trade, other payables and deferred income		**5**	5	15
Deferred taxation		**514**	537	567
		4,110	4,265	5,279
Current liabilities				
Borrowings		**100**	71	223
Trade, other payables, provisions and deferred income		**516**	523	695
Taxation		**91**	61	66
		707	655	984
Total liabilities		**4,817**	4,920	6,263
TOTAL EQUITY AND LIABILITIES		**7,284**	7,395	9,134

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended December 2015 Reviewed	Quarter ended September 2015 Restated Reviewed	Quarter ended December 2014 Restated Reviewed	Year ended December 2015 Reviewed	Year ended December 2014 Restated Reviewed
Cash flows from operating activities					
Receipts from customers	**1,060**	981	1,252	4,154	5,083
Payments to suppliers and employees	**(686)**	(720)	(1,003)	(2,904)	(3,740)
Cash generated from operations	**374**	261	249	1,250	1,343
Dividends received from joint ventures	**18**	10	-	57	-
Taxation refund	**21**	-	3	21	41
Taxation paid	**(30)**	(43)	(48)	(184)	(194)
Net cash inflow from operating activities from continuing operations	**383**	228	204	1,144	1,190
Net cash inflow (outflow) from operating activities from discontinued operations	**-**	15	9	(5)	30
Net cash inflow from operating activities	**383**	243	213	1,139	1,220
Cash flows from investing activities					
Capital expenditure	**(183)**	(167)	(264)	(664)	(844)
Expenditure on intangible assets	**(2)**	(1)	(2)	(3)	(5)
Proceeds from disposal of tangible assets	**-**	1	-	6	31
Other investments acquired	**(15)**	(16)	(17)	(86)	(79)
Proceeds from disposal of other investments	**17**	16	14	81	73
Investments in associates and joint ventures	**(2)**	(2)	(3)	(11)	(65)
Proceeds from disposal of associates and joint ventures	**-**	1	-	1	-
Loans advanced to associates and joint ventures	**(1)**	(1)	(50)	(5)	(56)
Loans repaid by associates and joint ventures	**2**	-	16	2	20
Proceeds from disposal of subsidiaries and investments	**-**	819	-	819	105
Costs on disposal of subsidiaries	**-**	(7)	-	(7)	-
Cash in subsidiary disposed and transfers to held for sale	**-**	-	-	(2)	2
(Increase) decrease in cash restricted for use	**(10)**	1	2	(17)	24
Interest received	**6**	6	5	25	21
Net cash (outflow) inflow from investing activities from continuing operations	**(188)**	650	(299)	139	(773)
Net cash outflow from investing activities from discontinued operations	**-**	(10)	(50)	(59)	(170)
Net cash (outflow) inflow from investing activities	**(188)**	640	(349)	80	(943)
Cash flows from financing activities					
Proceeds from borrowings	**1**	231	182	421	611
Repayment of borrowings	**(67)**	(1,009)	(71)	(1,288)	(755)
Finance costs paid	**(38)**	(95)	(38)	(251)	(246)
Bond settlement premium, RCF and bond transaction costs	**(2)**	(59)	-	(61)	(9)
Dividends paid	**(2)**	-	(8)	(5)	(17)
Net cash (outflow) inflow from financing activities from continuing operations	**(108)**	(932)	65	(1,184)	(416)
Net cash outflow from financing activities from discontinued operations	**-**	-	(1)	(2)	(5)
Net cash (outflow) inflow from financing activities	**(108)**	(932)	64	(1,186)	(421)
Net increase (decrease) in cash and cash equivalents	**87**	(49)	(72)	33	(144)
Translation	**(2)**	(11)	(4)	(17)	(16)
Cash and cash equivalents at beginning of period	**399**	459	544	468	628
Cash and cash equivalents at end of period	**484**	399	468	484	468
Cash generated from operations					
Profit (loss) before taxation	**110**	46	(9)	257	170
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**4**	1	(5)	7	(13)
Amortisation of tangible assets	**204**	183	213	737	749
Finance costs and unwinding of obligations	**49**	65	67	245	276
Environmental, rehabilitation and other expenditure	**(42)**	1	9	(56)	4
Special items	**-**	73	21	60	31
Amortisation of intangible assets	**10**	10	9	40	34
Fair value adjustment on $1.25bn bonds	**(14)**	(118)	(63)	(66)	17
Interest received	**(8)**	(6)	(6)	(28)	(24)
Share of associates and joint ventures' (profit) loss	**(23)**	(6)	(22)	(88)	25
Other non-cash movements	**20**	15	6	53	68
Movements in working capital	**64**	(3)	29	89	6
	374	261	249	1,250	1,343
Movements in working capital					
Decrease (increase) in inventories	**35**	30	50	99	117
Decrease (increase) in trade and other receivables	**38**	(2)	34	108	52
(Decrease) increase in trade, other payables and deferred income	**(9)**	(31)	(55)	(118)	(163)
	64	(3)	29	89	6

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

	Equity holders of the parent									
US Dollar million	**Share capital and premium**	**Other capital reserves**	**Accumu-lated losses**	**Cash flow hedge reserve**	**Available for sale reserve**	**Actuarial (losses) gains**	**Foreign currency translation reserve**	**Total**	**Non-controlling interests**	**Total equity**
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107
Loss for the period			(58)					(58)	19	(39)
Other comprehensive loss						(16)	(201)	(217)		(217)
Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)
Shares issued	35							35		35
Share-based payment for share awards net of exercised		6						6		6
Dividends of subsidiaries								-	(21)	(21)
Translation		(10)	10		(1)	1		-		-
Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871
Balance at 31 December 2014	**7,041**	**132**	**(3,109)**	**(1)**	**17**	**(40)**	**(1,195)**	**2,845**	**26**	**2,871**
Loss for the period			**(85)**					**(85)**	**15**	**(70)**
Other comprehensive income (loss)		**1**			**(7)**	**14**	**(371)**	**(363)**		**(363)**
Total comprehensive income (loss)	**-**	**1**	**(85)**	**-**	**(7)**	**14**	**(371)**	**(448)**	**15**	**(433)**
Shares issued	**25**							**25**		**25**
Share-based payment for share awards net of exercised		**8**						**8**		**8**
Dividends of subsidiaries								**-**	**(4)**	**(4)**
Translation		**(24)**	**20**		**(3)**	**7**		**-**	**-**	**-**
Balance at 31 December 2015	**7,066**	**117**	**(3,174)**	**(1)**	**7**	**(19)**	**(1,566)**	**2,430**	**37**	**2,467**

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Year ended	
	December 2015	September 2015 Restated	December 2014 Restated	December 2015	December 2014 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income					
South Africa	**279**	267	355	1,132	1,527
Continental Africa	**419**	386	538	1,724	2,105
Australasia	**172**	149	183	666	785
Americas	**257**	251	278	967	1,004
	1,127	1,053	1,354	4,489	5,421
Equity-accounted investments included above	**(103)**	(107)	(142)	(474)	(469)
Continuing operations	**1,024**	946	1,212	4,015	4,952
Discontinued operations	**-**	24	66	137	266
	1,024	970	1,278	4,152	5,218
Gross profit (loss)					
South Africa	**29**	(14)	44	42	216
Continental Africa	**78**	61	121	377	469
Australasia	**31**	28	19	142	125
Americas	**77**	52	69	247	259
Corporate and other	**(3)**	3	5	2	-
	212	130	258	810	1,069
Equity-accounted investments included above	**(4)**	(15)	(40)	(96)	(76)
Continuing operations	**208**	115	218	714	993
Discontinued operations	**-**	2	4	19	50
	208	117	222	733	1,043
Capital expenditure					
South Africa	**54**	56	79	206	264
Continental Africa	**96**	75	119	315	454
Australasia	**18**	18	28	78	91
Americas	**53**	47	84	196	225
Corporate and other	**2**	1	3	4	6
Continuing operations	**223**	197	313	799	1,040
Discontinued operations	**-**	10	50	58	169
	223	207	363	857	1,209
Equity-accounted investments included above	**(39)**	(29)	(47)	(131)	(191)
	184	178	316	726	1,018

	Quarter ended			Year ended	
	December 2015	September 2015	December 2014	December 2015	December 2014
	oz (000)				
Gold production					
South Africa	**252**	253	300	1,004	1,223
Continental Africa	**366**	349	419	1,435	1,597
Australasia	**144**	134	157	560	620
Americas	**235**	219	226	831	785
Continuing operations	**997**	955	1,102	3,830	4,225
Discontinued operations	**-**	19	54	117	211
	997	974	1,156	3,947	4,436

	As at December 2015	As at September 2015 Restated	As at December 2014
	Reviewed	Reviewed	Reviewed
	US Dollar million		
Total assets			
South Africa	**1,629**	1,799	2,124
Continental Africa	**3,121**	3,164	3,239
Australasia	**837**	760	906
Americas	**1,341**	1,363	2,409
Corporate and other	**356**	309	456
	7,284	7,395	9,134

Rounding of figures may result in computational discrepancies.

Notes
for the quarter and year ended 31 December 2015

1.   Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2015.

Further, the comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States (note 9). In addition, the quarter ended September 2015 was restated to comply with IFRS 5 as the held for sale criteria for Obuasi were no longer met. Accordingly, this has effected the net loss after taxation from continuing operations from a loss of $74m to a loss of $8m; basic earnings per share from a loss of 18 cents to a loss of 1 cent.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and year ended 31 December 2015. These interim financial statements should be read in conjunction with the company's audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.

Based on materiality, certain comparatives have been aggregated.

2.   Revenue

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	**1,024**	946	1,212	4,015	4,952
By-products (note 3)	**28**	35	38	127	130
Royalties received (note 5)	**1**	1	1	4	4
Interest received	**8**	6	6	28	24
	1,061	987	1,257	4,174	5,110

3.   Cost of sales

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Cash operating costs	**604**	646	725	2,493	3,044
By-products revenue (note 2)	**(28)**	(35)	(38)	(127)	(130)
	576	611	687	2,366	2,914
Royalties	**24**	23	28	100	129
Other cash costs	**6**	6	7	27	28
Total cash costs	**606**	640	722	2,493	3,071
Retrenchment costs	**2**	3	9	11	24
Rehabilitation and other non-cash costs	**(31)**	11	31	(10)	66
Production costs	**577**	654	762	2,494	3,161
Amortisation of tangible assets	**204**	183	213	737	749
Amortisation of intangible assets	**10**	10	9	40	34
Total production costs	**790**	848	984	3,271	3,944
Inventory change	**22**	(18)	15	23	28
	812	830	999	3,294	3,972

Rounding of figures may result in computational discrepancies.

4. Other operating expenses

	Quarter ended			Year ended	
	Dec 2015	**Sep 2015**	**Dec 2014**	**Dec 2015**	**Dec 2014**
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
Pension and medical defined benefit provisions	**11**	2	1	18	6
Governmental fiscal claims and care and maintenance of old tailings operations	**2**	2	4	7	15
Care and maintenance costs	**16**	17	-	67	-
Other expenses	**-**	2	2	4	7
	29	23	7	96	28

5. Special items

	Quarter ended			Year ended	
	Dec 2015	**Sep 2015**	**Dec 2014**	**Dec 2015**	**Dec 2014**
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
Impairment and derecognition of assets	**7**	6	11	20	13
Net loss (profit) on disposal of assets	**1**	-	2	(1)	(25)
Royalties received (note 2)	**(1)**	(1)	(1)	(4)	(4)
Indirect tax (recoveries) expenses	**(11)**	4	3	(20)	19
Legal fees and other costs related to contract termination and settlement	**1**	1	13	(1)	30
Write-down of inventory	**3**	2	6	11	7
Retrenchment and related costs	**1**	2	148	4	210
Repurchase premium and (recoveries) cost on part settlement of debt facilities (note 15)	**(1)**	62	-	61	8
Loss on sale of Navachab (note 10)	**-**	-	-	-	2
Other	**-**	-	-	1	-
	1	76	182	71	260

6. Finance costs and unwinding of obligations

	Quarter ended			Year ended	
	Dec 2015	**Sep 2015**	**Dec 2014**	**Dec 2015**	**Dec 2014**
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
Finance costs	**44**	59	61	223	251
Unwinding of obligations and accretion of convertible bonds	**6**	6	6	22	25
	49	65	67	245	276

7. Share of associates and joint ventures' profit (loss)

	Quarter ended			Year ended	
	Dec 2015	**Sep 2015**	**Dec 2014**	**Dec 2015**	**Dec 2014**
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
			US Dollar million		
Revenue	**106**	111	151	489	519
Operating costs, special items and other expenses	**(112)**	(101)	(120)	(415)	(523)
Net interest received	**3**	1	1	7	6
(Loss) profit before taxation	**(3)**	11	32	81	2
Taxation	**-**	(2)	(11)	(17)	(22)
(Loss) profit after taxation	**(3)**	9	21	64	(20)
Net reversal (impairment) of investments in associates and joint ventures	**26**	(3)	1	24	(5)
	23	6	22	88	(25)

Rounding of figures may result in computational discrepancies.

8. Taxation

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
South African taxation					
Mining tax	-	-	(10)	-	21
Non-mining tax	-	(12)	15	1	5
Prior year (over) under provision	(8)	-	(1)	(14)	4
Deferred taxation					
Temporary differences	(10)	(9)	(1)	(41)	(20)
Unrealised non-hedge derivatives and other commodity contracts	(1)	-	1	(2)	4
Impairment and disposal of tangible assets	-	-	-	(1)	-
Change in estimated deferred tax rate	(15)	-	(24)	(15)	(24)
	(34)	(21)	(20)	(72)	(10)
Foreign taxation					
Normal taxation	62	48	25	214	152
Prior year over provision	(6)	(3)	-	(9)	(12)
Deferred taxation					
Temporary differences	20	30	23	78	95
	76	75	48	283	235
	42	54	28	211	225

9. Discontinued operations

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	-	24	66	137	266
Cost of sales	-	(22)	(62)	(118)	(218)
Gain on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	2
Gross profit	-	2	4	19	50
Other expenses	-	-	(1)	(4)	(4)
Profit before taxation	-	2	3	15	46
Normal taxation	-	-	1	-	5
Deferred taxation	-	-	(22)	(121)	(35)
Profit (loss) from operations	-	2	(18)	(106)	16
Profit (loss) on disposal (note 10)	-	2	-	(10)	-
Total profit (loss) from discontinued operations	-	4	(18)	(116)	16

On 8 June 2015, the company announced that it had agreed to sell 100% of Cripple Creek & Victor (CC&V) gold mine in the United States to Newmont Mining Corporation for $820m in cash plus a net smelter royalty. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.

On 3 August 2015, the transaction closed and proceeds of $819.4m were received.

Rounding of figures may result in computational discrepancies.

10. Headline earnings (loss)

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):					
Profit (loss) attributable to equity shareholders	**65**	(6)	(58)	(85)	(58)
Net (reversal) impairment and derecognition of assets	**(13)**	8	(12)	2	(10)
Net loss (profit) on disposal of assets	**1**	(2)	2	9	(25)
Loss on sale of Navachab (note 5)	**-**	-	-	-	2
Special items of associates and joint ventures	**-**	3	-	3	6
Taxation	**-**	-	(3)	(2)	6
Headline earnings	**53**	3	(71)	(73)	(79)
Headline earnings (loss) per ordinary share (cents) (1)	**13**	1	(17)	(18)	(19)
Diluted headline earnings (loss) per ordinary share (cents) (2)	**13**	1	(17)	(18)	(19)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

11. Number of shares

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000	600,000,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**405,265,315**	405,103,870	404,010,360	405,265,315	404,010,360
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**405,202,498**	404,920,465	403,605,184	404,747,625	403,339,562
E ordinary shares	**-**	-	589,685	-	585,974
Fully vested options	**4,130,559**	2,605,300	3,122,215	4,859,233	3,803,514
Weighted average number of shares	**409,333,057**	407,525,765	407,317,084	409,606,858	407,729,050
Dilutive potential of share options	**1,726,568**	-	-	-	-
Diluted number of ordinary shares	**411,059,625**	407,525,765	407,317,084	409,606,858	407,729,050

12. Share capital and premium

	As at		
	Dec 2015	Sep 2015	Dec 2014
	Reviewed	Reviewed	Audited
	US Dollar Million		
Balance at beginning of period	**7,094**	7,094	7,074
Ordinary shares issued	**25**	22	29
E ordinary shares issued and cancelled	**-**	-	(9)
Sub-total	**7,119**	7,116	7,094
Redeemable preference shares held within the group	**(53)**	(53)	(53)
Balance at end of period	**7,066**	7,063	7,041

Rounding of figures may result in computational discrepancies.

13. Exchange rates

	Dec 2015 Unaudited	Sep 2015 Unaudited	Dec 2014 Unaudited
ZAR/USD average for the year to date	12.77	12.28	10.83
ZAR/USD average for the quarter	14.22	13.00	11.22
ZAR/USD closing	15.46	13.84	11.57
AUD/USD average for the year to date	1.33	1.31	1.11
AUD/USD average for the quarter	1.39	1.38	1.17
AUD/USD closing	1.37	1.43	1,22
BRL/USD average for the year to date	3.33	3.17	2.35
BRL/USD average for the quarter	3.84	3.54	2.54
BRL/USD closing	3.90	3.97	2.66
ARS/USD average for the year to date	9.26	8.97	8.12
ARS/USD average for the quarter	10.13	9.25	8.51
ARS/USD closing	12.96	9.42	8.55

14. Capital commitments

	Dec 2015 Reviewed	Sep 2015 Reviewed	Dec 2014 Audited
	US Dollar Million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	61	146	178

[1] Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15. Financial risk management activities

Borrowings
The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at		
	Dec 2015 Reviewed	Sep 2015 Reviewed	Dec 2014 Audited
Carrying amount	2,737	2,762	3,721
Fair value	2,425	2,582	3,606

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:   quote prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Dec 2015				Sep 2015				Dec 2014			
Assets measured at fair value												
Available-for-sale financial assets												
Equity securities	30	-	-	30	34	-	-	34	47	-	-	47
Liabilities measured at fair value												
Financial liabilities at fair value through profit or loss												
$1.25bn bonds	498	-	-	498	503	-	-	503	1,374	-	-	1,374

On 24 August 2015, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc ("AGAH"), was offering to buy back up to $810m in aggregate principal amount of its outstanding 8.5% high-yield bonds that mature in 2020, as part of its strategy to reduce debt and lower interest payment. On 25 September 2015, 62.34% of the notes were settled for a total consideration of $850m consisting of a $779m principal payment, a tender premium, being the difference between the par value of the bond and the redemption price of $58m and interest of US$13m. Included in the tender premium on the $1.25bn bond (note 5) was a realised fair value loss of $11.5m being the difference between the fair value on redemption date and the redemption price.

16. **Contingencies**

AngloGold Ashanti's material contingent liabilities and assets at 31 December 2015 and 31 December 2014 are detailed below:

Contingencies and guarantees

	Dec 2015 Reviewed	Dec 2014 Audited
	US Dollar million	
Contingent liabilities		
ODMWA litigation [1]	131	192
Litigation – Ghana [2] [3]	97	97
Mill contractor claims [4]	20	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [5]	22	32
VAT disputes – Mineração Serra Grande S.A. [6]	11	15
Tax dispute - AngloGold Ashanti Colombia S.A. [7]	128	162
Tax dispute - Cerro Vanguardia S.A. [8]	32	53
Groundwater pollution [9]	-	-
Deep groundwater pollution – Africa [10]	-	-
Contingent asset		
Indemnity – Kinross Gold Corporation [11]	(7)	(9)
	434	542

Litigation claims

(1) Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. African Rainbow Minerals (ARM) has since joined the industry working group. Village Main Reef and DRDGold also joined the working group but have since withdrawn. The companies have taken efforts to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry. These legal proceedings are being defended, and the status of the proceedings are set forth below.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony, DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants request certification of two industry-wide classes: a Silicosis Class and a Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.

If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).

Arguments in the class action certification were heard in October 2015, and we await the Court's judgement.

In the period from October 2012 to April 2014, AngloGold Ashanti received 1,256 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 1,256 summonses is approximately $131m as at 31 December 2015 (2014: $192m).

On 9 October 2014, AngloGold Ashanti and the plaintiffs' attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration hearing, previously scheduled to commence on 19 April 2016, has been postponed by agreement of the parties.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(2) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited's (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court refused AGAG's application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 17 December 2015, the Court of Appeal granted AGAG's appeal and set aside the High Court's ruling refusing to stay proceedings pending arbitration. MBC has submitted the matter to arbitration.

(3) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter is set for hearing in July 2016. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

(4) Mill contractor claims - On 3 August 2015, AngloGold Ashanti and Newmont concluded the sale of the CC&V mine in Colorado to Newmont. As part of the negotiated transaction, the parties agreed to a cost/recovery sharing arrangement relative to cost claims asserted for or against CC&V based on work performed by contractors during the design and manufacture of the High Grade Mill. Under the agreement, AGA has the right to manage any negotiation, settlement, or legal proceedings associated with each cost claim. The maximum total value of the cost claims asserted against CC&V, by two contractors, is $20m. Similarly, CC&V will have cost claims against the mill design contractor. On 25 September 2015, AGA filed on behalf of CC&V a demand for arbitration against all contractors. Negotiations with all parties continue and the arbitration processes are ongoing.

With reference to items (1) - (4) above, provisions have been raised where the amount of the potential claim or settlement can be reasonably estimated.

Tax claims

(5) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $11m (2014: $18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $11m (2014: $14m). Management is of the opinion that these taxes are not payable.

(6) VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company's appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $11m (2014: $15m).

(7) Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $20m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $108m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC subsequently challenged the DIAN's ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.

(8)   Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $8m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $24m (2014: $39m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015.

Other

(9)   Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(10)   Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset

(11)   Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 6 above. At 31 December 2015, the company has estimated that the maximum contingent asset is $7m (2014: $9m).

17. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

18. Announcements

Tropicana gold mine celebrates 1 million ounces milestone – On 11 November 2015, the Tropicana gold mine celebrated the production of its 1 millionth ounce on schedule, just over two years since pouring first gold.

Gas flows ahead of schedule at AngloGold Ashanti's Australian operations – On 17 December 2015, AngloGold Ashanti Australia Ltd (AGAA) announced that commissioning of the first gas generators were underway ahead of schedule in the power station at the Tropicana gold mine in Western Australia following early completion of the 293 kilometre Eastern Goldfields Pipeline (EGP).

Constructed by the AGA Group (APA) under long-term agreements signed with AGAA in July 2014, the pipeline is delivering natural gas to AGAA's Sunrise Dam gold mine, 55km south of Laverton, and to Tropicana (AGAA 70% and manager, Independence Group NL 30%), 330km east-northeast of Kalgoorlie.

Randgold Resources not to proceed with Obuasi Joint Venture – On 21 December 2015, AngloGold Ashanti announced that Randgold Resources Limited (Randgold) informed AngloGold Ashanti that it wished to terminate the conditional Investment Agreement concluded in September 2015, for a joint venture to redevelop the Obuasi mine, as the proposed investment does not meet Randgold's investment criteria.

The minister of Lands and Natural Resources of Ghana approved continuation of Obuasi's limited operating phase during Q1 2016. Limited operations will be undertaken at reduced cost, compared to 2015, including maintaining the operations, security, environmental management, optimising the feasibility study, as well as ongoing sustainability work.

Update on recent events at Obuasi – On 6 February 2016, AngloGold Ashanti initiated the withdrawal of employees performing non-essential functions from its idled Obuasi Gold Mine, following an incursion of illegal miners inside the fenced areas of the site. Remaining employees are performing critical tasks related to maintenance of the site, and also water treatment, provision of medical services and maintenance of electrical facilities that provide power and water to employees' homes and surrounding communities. Given Obuasi's limited operating status, there will be no impact to group production and costs as a result of this event for at least this year.

The latest development at the site followed the withdrawal of government military protection from the mine on Tuesday, 2 February 2016, after initial incursions on 30 and 31 January 2016. It is important to note that the Ghana Army has a Memorandum of Understanding with the Chamber of Mines, on behalf of its members, to deploy military personnel at mining operations. To AngloGold Ashanti's knowledge, no other mines with a military presence have been affected.

The situation at the mine is currently calm, though the company remains deeply concerned about the prevailing conditions, with illegal mining activity threatening the long-term viability of the mine and AngloGold Ashanti's ability to continue its feasibility study and maintain critical services. AngloGold Ashanti has informed local authorities, through a declaration of Force Majeure, that under the current situation it may be constrained from fulfilling certain conditions of its Amended Programme of Mining Operations, the permit that covers current activities at Obuasi. AngloGold Ashanti continues to engage the Ghanaian Minister of

Lands and Natural Resources and other government officials, urging authorities at a national and local level to assist in upholding the law and returning safety and security to the site.

By order of the Board

SM PITYANA   **S VENKATAKRISHNAN**   **KC RAMON**
Chairman   Chief Executive Officer   Chief Financial Officer

18 February 2016

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings (loss)

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline earnings (loss) (note 10)	53	3	(71)	(73)	(79)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	4	1	(5)	7	(13)
Gain on unrealised non-hedge derivatives and other commodity contracts for discontinued operations (note 9)	-	-	-	-	(2)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	(1)	-	1	(2)	4
Impairment of deferred tax assests included in discontinued operations (note 9)	-	-	-	121	-
Fair value adjustment on $1.25bn bonds	(14)	(118)	(63)	(66)	17
Repurchase premium on part settlement of $1.25bn bonds (note 5)	(1)	62	-	61	-
Provision for losses in associate and impairment (reversal)	(1)	-	21	1	72
Adjusted headline earnings (loss)	40	(52)	(117)	49	(1)
Allocated as follows:					
Continuing operations	40	(54)	(99)	34	(15)
Discontinued operations	-	2	(18)	15	14
Adjusted headline earnings (loss) per ordinary share (cents) [1] - Continuing and discontinued operations	10	(13)	(29)	12	0

[1] Calculated on the basic weighted average number of ordinary shares.

B   Adjusted gross profit - continuing operations

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Reconciliation of gross profit to adjusted gross profit:					
Gross profit	208	115	218	714	993
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	4	1	(5)	7	(13)
Adjusted gross profit	212	116	213	721	980

C   Price received - continuing operations

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	1,024	946	1,212	4,015	4,952
Adjusted for non-controlling interests	(15)	(13)	(19)	(61)	(76)
	1,009	933	1,193	3,954	4,876
Realised gain on other commodity contracts	4	4	5	17	21
Associates and joint ventures' share of gold income including realised non-hedge derivatives	103	107	143	474	470
Attributable gold income including realised non-hedge derivatives	1,116	1,044	1,340	4,445	5,366
Attributable gold sold - oz (000)	1,011	929	1,115	3,838	4,244
Price received per unit - $/oz	1,104	1,123	1,202	1,158	1,264

Rounding of figures may result in computational discrepancies.

D **All-in sustaining costs and All-in costs[1] - continuing operations**

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Cost of sales (note 3)	**812**	830	999	3,294	3,972
Amortisation of tangible and intangible assets (note 3)	**(214)**	(193)	(222)	(777)	(783)
Adjusted for decommissioning amortisation	**4**	3	3	13	10
Corporate administration and marketing related to current operations	**19**	13	22	78	88
Associates and joint ventures' share of costs	**68**	65	76	270	294
Inventory writedown to net realisable value and other stockpile adjustments	**5**	2	9	12	11
Sustaining exploration and study costs	**18**	16	17	62	47
Total sustaining capex	**179**	157	252	629	790
All-in sustaining costs	**891**	892	1,155	3,581	4,429
Adjusted for non-controlling interests and non-gold producing companies	**(16)**	(11)	(24)	(64)	(77)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	**875**	881	1,131	3,517	4,352
Adjusted for stockpile write-offs	**(5)**	(10)	(10)	(23)	(22)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**870**	872	1,121	3,494	4,330
All-in sustaining costs	**891**	892	1,155	3,581	4,429
Non-sustaining project capital expenditure	**44**	40	61	169	249
Technology improvements	**4**	3	7	16	19
Non-sustaining exploration and study costs	**19**	16	25	62	91
Care and maintenance (note 4)	**16**	17	-	67	-
Corporate and social responsibility costs not related to current operations	**14**	4	6	26	24
All-in costs	**988**	972	1,254	3,921	4,812
Adjusted for non-controlling interests and non-gold producing companies	**(13)**	(11)	(19)	(55)	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	**975**	961	1,235	3,866	4,750
Adjusted for stockpile write-offs	**(5)**	(10)	(10)	(23)	(22)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	**970**	951	1,225	3,843	4,728
Gold sold - oz (000)	**1,011**	929	1,115	3,838	4,244
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	**860**	937	1,005	910	1,020
All-in cost per unit (excluding stockpile write-offs) - $/oz	**959**	1,024	1,099	1,001	1,114

[1] Refer to the Supplementary report for Summary of Operations by Mine

E **Total costs [2] - continuing operations**

Total cash costs (note 3)	**606**	640	722	2,493	3,071
Adjusted for non-controlling interests, non-gold producing companies and other	**(11)**	(7)	(13)	(42)	(48)
Associates and joint ventures' share of total cash costs	**64**	66	78	267	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**659**	699	787	2,718	3,314
Retrenchment costs (note 3)	**2**	3	9	11	24
Rehabilitation and other non-cash costs (note 3)	**(31)**	11	31	(10)	66
Amortisation of tangible assets (note 3)	**204**	183	213	737	749
Amortisation of intangible assets (note 3)	**10**	10	9	40	34
Adjusted for non-controlling interests and non-gold producing companies	**(3)**	(2)	(7)	(9)	(15)
Equity-accounted associates and joint ventures' share of production costs	**34**	28	24	111	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	**875**	932	1,066	3,598	4,276
Gold produced - oz (000)	**994**	951	1,100	3,818	4,221
Total cash cost per unit - $/oz	**663**	735	715	712	785
Total production cost per unit - $/oz	**880**	980	969	942	1,013

[2] Refer to the Supplementary report for Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

F **Adjusted EBITDA [1] - continuing operations**

	Quarter ended			Year ended	
	Dec 2015	Sep 2015	Dec 2014	Dec 2015	Dec 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Profit (loss) on ordinary activities before taxation	**110**	46	(9)	257	170
Add back :					
Finance costs and unwinding of obligations	**49**	65	67	245	276
Interest received	**(8)**	(6)	(6)	(28)	(24)
Amortisation of tangible and intangible assets (note 3)	**214**	193	222	777	783
Adjustments :					
Exchange loss (gain)	**6**	(11)	(5)	17	7
Fair value adjustment on $1.25bn bonds	**(14)**	(118)	(63)	(66)	17
Impairment of assets	**-**	6	10	14	12
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	**3**	2	1	10	2
Retrenchments and restructuring costs mainly at Obuasi	**18**	20	154	81	234
Net loss (profit) on disposal of assets	**1**	-	2	(1)	(25)
Loss on sale of Navachab (note 5)	**-**	-	-	-	2
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**4**	1	(5)	7	(13)
Repurchase premium on part settlement of $1.25bn bonds	**(1)**	62	-	61	-
Associates and joint ventures' net exceptional expense	**(14)**	5	(22)	(9)	(16)
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other	**20**	26	56	107	191
Adjusted EBITDA	**388**	291	402	1,472	1,616

[1] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

G **Interest cover**

Adjusted EBITDA (note F)	**388**	291	402	1,472	1,616
Finance costs (note 6)	**44**	59	61	223	251
Interest cover - times	**9**	5	7	7	6

H **Net asset value - cents per share**

	As at Dec 2015	As at Sep 2015	As at Dec 2014
	Unaudited	Unaudited	Unaudited
	US Dollar million		
Total equity	**2,467**	2,475	2,871
Number of ordinary shares in issue - million (note 11)	**405**	405	404
Net asset value - cents per share	**609**	611	711
Total equity	**2,467**	2,475	2,871
Intangible assets	**(161)**	(165)	(225)
	2,306	2,310	2,646
Number of ordinary shares in issue - million (note 11)	**405**	405	404
Net tangible asset value - cents per share	**569**	570	655

I **Net debt**

Borrowings - long-term portion	**2,637**	2,691	3,498
Borrowings - short-term portion	**100**	71	223
Total borrowings	**2,737**	2,762	3,721
Corporate office lease	**(15)**	(17)	(22)
Unamortised portion of the convertible and rated bonds	**21**	22	28
Fair value adjustment on $1.25bn bonds	**(9)**	(24)	(75)
Cash restricted for use	**(60)**	(53)	(51)
Cash and cash equivalents	**(484)**	(399)	(468)
Net debt	**2,190**	2,291	3,133

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
S Venkatakrishnan*§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
Prof LW Nkuhlu^ (Lead Independent Director)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~

* British	§ Indian	#American
~ Australian	^South African	

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
            +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

United Kingdom
(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only.)

Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:	+44 (0) 870 889 3177
Fax:	+44 (0) 870 873 5851

Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:	+44 (0) 870 702 0000
Fax:	+44 (0) 870 703 6119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 22, 2016

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance